Filing under Rule 425 under

the Securities Act of 1933

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934

Filing by: CSR plc

Subject Company: CSR plc

SEC File No. of CSR plc: 132-00001

The following is the script of the presentation made by CSR plc (“CSR”) in connection with the Fourth Quarter 2008 Financial Results and the proposed merger of SiRF Technology Holdings, Inc. (“SiRF”) with a subsidiary of CSR.

INTRODUCTION and SLIDE 1 – Front Page –

Good morning and welcome to CSR’s fourth quarter and 2008 annual results presentation. Today we will also be discussing some further exciting news that we have released this morning, which is our agreement to merge SiRF into CSR.

My name is Scott Richardson Brown, CSR’s Director of Corporate Finance and Investor Relations.  Joining me today are Joep van Beurden, our Chief Executive, and Will Gardiner our Chief Financial Officer.

For those of you who may not already be aware, we will be making this call alongside a live presentation which you may access now from the Investor Relations section of the CSR website.

SLIDE 2 – Forward Looking Statements (SRB)

Before we start however, I would like to draw your attention to this next slide. During our presentation today we will be making forward looking statements. Actual results may differ from these plans and forecasts for a number of reasons such as those noted on this slide.

Thank you and now over to Will.

OVERVIEW PAGE 5

Thanks Scott.

Let me start by giving you an overview of our Q4.

Operationally we have had a very strong quarter. Our design win traction is strong and most importantly we are confirming today that our BlueCore7000 range is ready for mass production. We anticipate shipping BC7000 to our lead customer in the third quarter 2009. BC7000 products are sampling with other Tier 1 customers and are expected to lead to further production requirements later in the second half of 2009.

In addition, it is important to mention that we are seeing increasing design wins across our business – including several important headset sockets, as well as an important personal gaming device.

Secondly, we have recently launched four important new products, which are each important breakthroughs in their own right, and when taken in the round, strongly demonstrate our success in execution and driving continued innovation as we accelerate the roll out of the Connectivity Centre.

At our third quarter results we made an important commitment to reducing our cost base. We have completed the implementation of that program, with an expected benefit of $25m in 2009, in excess of the $20m we originally committed to.

Our financial performance, against a backdrop of a global fall in demand for our end-users’ products, has been in line with expectations in Q4. We increased significantly our already healthy cash position. Given the success of the cost alignment programme we are well positioned to weather an unprecedented period of difficulty in the semiconductor industry generally. However, we do anticipate end user demand will fall further and we also see some significant inventory in the channel at the moment. As a result, our guidance for Q1 is in the range of $65m and $85m, consistent with the current market forecast.

OPERATIONAL PROGRESS PAGE 6

As I mentioned, we are confiming today that we anticipate shipping BC7000 to our lead customer in the third quarter of 2009. This is very important news for us for several reasons. It underpins our confidence in regaining market share through the second half of 2009 and beyond. Secondly, it demonstrates that our relationship with our leading customer is very strong. We have been having lots of exciting dialogue with them recently about future generation projects that should lead to more design wins in the future. I won’t be giving you specific guidance on how that impacts our revenue numbers for 2009 and 2010, but revenue should ramp in Q3, with the major impact on our numbers being in 2010.

We expect BC7800 to be a very successful part across the industry and BC7000 products are also sampling with other Tier 1 customers, which is expected to lead to further production requirements later in the second half of 2009.

MusiCore, as we have said in the past, continues to be evaluated by multiple Tier 1 handset manufacturers, and we are not changing our view that this will be a contributor to revenues during H2 2009.

Now let me talk you through our new products – which again demonstrate our ongoing execution and innovation.

During the quarter we have recently launched our UniFi6000 WiFi product which gives industry-beating performance on the smallest die size in the world – just 16 square millimetres. It is also sampling with customers and we are very excited about their feedback.

In response to customer demand, we have also launched CSR9000, our first BT/FM/WiFi combination device that is being well received by our customer base. We are already working to design that part in with a Tier 1 Handset customer.

CSR synergy is a product that we haven’t talked about that much in the past. BCHS, our first generation Bluetooth host software stack is the de facto standard in the mobile handset industry, in place in over 60% of the phones in the world today. Synergy is our next generation host software stack, which will not only run Bluetooth on handsets, but also manage the operations of other connectivity centre technologies, including GPS and WIFI. This provides a very neat solution for our customers – taking away a lot of the development work in ensuring interoperability and smooth functioning of a series of technologies at once.

FINANCIAL SUMMARY PAGE 7

Now turning to the financials in a little more detail.

Our revenues were in line with guidance for both Q4 and the full year. Our gross margin for the quarter was 43.5% which remains in line with our long-term guidance in spite of a very difficult trading environment during the quarter.

We remained strongly cash generative, generating $34 million of cash in the quarter, and finished the year with a cash balance of $261.9m. This was driven by a combination of inventory reductions of $14m from $80 to $66 and cash collections from our customers. We are very pleased with our working capital management in the quarter.

So in summary, this table shows the shape of our business by comparing Q4 to Q3. As you can see, as expected revenues fell sharply, we protected our margins and managed to maintain cash generation through tight cost management.

Now I would like to hand over to Joep who is going to talk you through today’s news.

Thank you Will

Slide 8

Obviously the main news of today is our announcement of a proposed combination between CSR and SiRF. I am going to outline the transaction to you, and explain the rationale and why we think it is very good news for CSR and its strategy to address the growing market for the Connectivity Centre.

Slide 9

There is a compelling rationale for this deal that essentially falls into three areas which I am going to explain to you in some detail.

Firstly there is a strong financial case in which we see our revenue streams diversified – not only by customer but also by technology and market - and us take a leading position in the GPS market from the minute the companies are merged.

The combined entity will have a very healthy balance sheet with a proforma cash position at the end of December 2008 of $378million and no debt. We have also identified cost synergies of at least $35million – in addition to the $35 million that SiRF has already taken out of its business and the $25 milion that we have taken out of our own cost base. We expect to deliver these cost synergies within sixty days after we complete this deal.

As a result, if we close in the first half, which is our plan, we expect this transaction to be significantly earnings accretive in the second half of 2009 and 2010.

The second point is that this combination strengthens our company operationally. At the highest level we are combining a global leader in GPS with the global leader in Bluetooth. We know that our customers want us to produce a combination of these two technologies.

The merger gives us significant cross selling opportunities because our two companies’ customers and products are complementary. We also have complementary IP portfolios and their combination gives us a very strong position in the area of GPS.

Third, as you know we have focussed on the connectivity centre ever since we completed our strategic review about a year ago. The main technologies in the connectivity centre are Bluetooth, WiFi and GPS. We are the market leader in Bluetooth, we have just launched the smallest and best in class WiFi chip (65nm) and with the combination with SiRF, we will be positioned to achieve a clear leadership position in GPS. And as our tier one customers are telling us consistently that they want us to produce a Bluetooth / GPS combination chip, we expect strong support from them for this merger.

Slide 10

So let’s talk a little bit more about SiRF. The first thing to say is that they are a good company with a strong reputation in the GPS space – they were the pioneers who took what was essentially a military technology and brought it into the consumer arena.

In 2008 they had a revenue base of $233 million and a non-GAAP EBIT of negative $36 million. As you have probably seen SiRF has announced a cost reduction programme that will tackle their EBIT loss, and they have a strong net cash position of $115.8million at the end of 2008. They are headquartered in San Jose with R&D locations all over the world including India and China. They are the number 1 independent global player in GPS, and have a very strong patent portfolio.

As you may well have seen SiRF is currently in litigation with Broadcom. We are going to cover this issue in some detail later on.

SiRF is active in four segments - automotive, PNDs, handsets and consumer - which is entirely consistent with where we are active currently. And they have very close relationships with a customer base that includes RIM, Motorola, Garmin and TomTom – a customer base that is to a large extent complementary to our own.

Slide 11

So what does this deal look like? We are combining the two companies – SiRF shareholders will receive 0.741 CSR shares for every SiRF share. That represents a value on SiRF of $136 million.

So after this transaction, CSR’s shareholders will have 73% of the combined group and SiRF’s shareholders will have the remaining 27%. Two members of the current SiRF Board will join the board of CSR. The new executive director will be Kanwar Chada, currently a Board member at SiRF and a founder of the company. The Non-executive will be Dado Banatao, currently SiRF’s CEO and Chairman.

We expect the transaction to close in late Q2 2009. Once completed, the combined company will be listed in the UK, and will also be registered with the SEC.

I am pleased to say that Dado and Kanwar have demonstrated their personal commitment to the deal by giving us undertakings to support it.

Slide 13

So let’s talk a little bit about the first point that I made earlier: there is a very strong financial case for this transaction. We have taken 2008 as an example year for the combination, where the combined group had pro forma revenue of $928m.

Let me walk you through SiRF’s 2008 Non-GAAP numbers. The non-GAAP numbers do not include one-off items, such as goodwill write downs, or non-cash option expense.

Revenue for the year was	$232.5m
Gross margin was 47.5%	$110.4m
R&D Expense was	$ 87.1m
And SG&A expense was	$ 61.2m
$147.9m
Leading to an EBIT of	$ (37.5m)

The combined group will enjoy a strong cash position – although we can’t say definitively what this will be when the deal completes, on a proforma basis at the end of 2008 cash was $378 million.

The annual cost synergies we have identified are of at least $35million. This is on top of SiRF and CSR’s already announced cost cutting programmes of $60 million. I am sure you would like to see a breakdown of where we have identified the cost savings coming from. I hope you will understand that we can’t give you details on this, beyond saying that we have conducted a thorough and detailed review of the costs in the combined business, and identified cost savings that can be made pretty much across the board.

We expect to take a one off restructuring charge of $15m to achieve the synergies and we are targeting completion of the restructuring within 60 days of closing.

All this leads us to expect this transaction to be significantly earnings accretive in the second half of 2009 and on into 2010.

Will and I will continue in our roles in the combined company.

Slide 14

As I touched on earlier, most of you will be aware that SiRF is involved in litigation with Global Locate - a subsidiary of Broadcom - in which it is alleged that some SiRF patents infringe Global Locate patents. As is common in this kind of dispute the case is being pursued in two separate legal processes – one with the US International Trade Commission and one with a US District Court. The ITC case is all about preventing import of infringing products into the US, as chips or components in completed devices (it is not about damages). The current position is that on 15th January 2009 the ITC issued its final determination and has banned the import of certain SiRF GPS products by SiRF and four named customers – Pharos, Mio, Mitac and E-Ten. The good news about that is that the order does not prevent SiRF’s other customers continuing to import into the US, and SiRF has already developed workarounds for almost all of the disputed products – which should mean that SiRF’s business can continue without material disruption.

The other litigation is in the District Court. In this litigation, Broadcom and Global Locate are seeking damages. If there is a trial it would not be likely to take place before 2010. As you would expect we have made a detailed assessment of the situation, taking the advice of independent counsel. Our assessment of the risk associated with the District Court litigation is factored into our valuation of SiRF.

And one last important point. Apart from the WRF problem in 2007, CSR has not been burdened by the kinds of IP disputes that are business as usual for many technology companies and we have not taken the decision to take on a company managing this kind of dispute lightly. But we see this as essentially a legacy issue that will not constrain the progress of the combined group.

Slide 16

So now let’s look in detail at how the transaction will strengthen CSR.

As you can see from these graphs, we have depicted the market for the Bluetooth and GPS combination. Added together these technologies make up a very significant market to address and as I have already said, the combination of the world’s best Bluetooth Company with the worlds best GPS clearly gives us a very strong position to address this entire market. We are very excited by this.

Slide 17

One of the most significant operational synergies which comes from this combination is that we have such complementary customer bases. What we mean by complementary customer relationships is that while we share many customers, the depth of relationship, and therefore product penetration, is different and that will give us the opportunity to cross sell using these relationships. We have demonstrated this on the slide. Without revealing who the customers are you can see that in many cases in customers where CSR is strong, SiRF is trying to get in, and vice versa. This means for us that in the relatively short term we will be able to increase our market position both in Bluetooth and GPS significantly on the back of this.

And just to remind everybody: we have close relationships with our tier 1 customers and this gives us confidence that they will be strongly supportive of our proposed merger.

Slide 18

SiRF brings commercial credibility in GPS. They have been in the market since 1995 and have a deep understanding of the market and the technology. They have developed a strong IP portfolio in GPS.

They also have a strong Assisted GPS (A-GPS) IP portfolio, and as you know we are strong in Enhanced GPS (or E-GPS). A-GPS and E-GPS are complementary technologies and the combination is a very powerful differentiator for our customers.

Slide 20

The final aspect of the deal rationale is that this acquisition strengthens our leadership position in the connectivity centre. As I have repeated at every opportunity I get, the focus on the Connectivity Centre informs everything we do. This deal is no exception. We are already the world leader in Bluetooth, we have just launched a best in class WiFi chip, we have MusiCore and now through this deal we have rounded off our GPS approach by teaming up with the leader in that technology.

This puts us in a position to credibly deliver any technology on this wheel. Our recent announcement of CSR Synergy – a software platform that provides the glue that binds different parts of the connectivity centre together in handsets – highlights that our connectivity centre focus is not just about hardware. We offer complete solutions, including all software, embedded and host based, to help our customers integrate the different wireless technologies quickly and smoothly.

Slide 21

The combined market for connectivity centre technology is showing healthy growth. You have seen this picture before, and we have reduced our growth expectations for the coming years as a result of the downturn. But notwithstanding the economic downturn, our assessment of the Compound annual growth rate offered by the Connectivity Centre is between 9 and 18%. In 2012 the total market represented by the connectivity centre will be between $5.5 and $7 billion and the combination with SiRF reinforces our already strong position to address this market.

Slide 22

So to come back to the reason we think this makes complete sense.

We talked about a very strong financial case and our expectation that this is significantly earnings accretive in H2 2009 and beyond.

It strengthens our company operationally in many different ways

It significantly strengthens our offering in the connectivity centre which should drive our performance in the next five years.

And let me finish by saying that we are very, very excited by the possibilities that SiRF offers to us.

And with that I would like to hand the meeting over to you for Questions.

FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 which represent the current expectations and beliefs of management of CSR concerning the proposed merger and other future events and their potential effects on CSR, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of CSR management, are not guarantees of future results and are subject to a significant number of risks and uncertainties, and actual results may differ materially from the results anticipated in these forward looking statements. Those risks and uncertainties include, without limitation: the ability to obtain the approval of the transaction by SiRF’s stockholders and CSR’s shareholders; the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe; the possibility that the proposed merger does not close when expected or at all, or that the companies may be required to modify aspects of the proposed merger to achieve regulatory approval; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the ability to integrate SiRF’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for SiRF’s and CSR’s products; the combined company’s ability to develop and market a multifunction radio product containing SiRF’s GPS-based location technology and CSR’s Bluetooth technology in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short–term; factors affecting the quarterly results of CSR, SiRF and the combined company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, SiRF and the combined company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, SiRF and the combined company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in SiRF’s periodic reports filed with the SEC, including its Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and CSR’s and SiRF’s other filings with the SEC. The forward-looking statements in this communication are qualified by the risk factors set forth in those documents. Each statement speaks only as of the date of this communication (or any earlier date indicated in this communication) and CSR undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances. Investors, potential investors and others should give careful consideration to these risks and uncertainties.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication may be deemed to be solicitation material in respect of the proposed merger involving CSR and SiRF. In connection with the proposed merger, CSR intends to file with the SEC a Registration Statement on Form F-4 containing a proxy statement/prospectus for the stockholders of SiRF and each of CSR and SiRF plan to file other documents with the SEC regarding the proposed merger. The definitive proxy statement/prospectus will be mailed to stockholders of SiRF. Before making any voting or investment decision, SiRF’s stockholders are urged to read the proxy statement/prospectus and other documents filed with the SEC carefully and in their entirety when they become available, because they will contain important information about the proposed merger. Investors and stockholders will be able to obtain, without charge, a copy of the proxy statement/prospectus, as well as other relevant documents containing important information about CSR and SiRF at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. SiRF’s stockholders will also be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents when they become available by directing a request by mail or telephone to CSR, Unit 400, Cambridge Science Park, Milton Road, Cambridge, CB4 0WH, United Kingdom, Attention: Investor Relations (Will Gardiner, Scott Richardson Brown or Brett Gladden), +44 (0) 1223 692 000 or to SiRF, 217 Devcon Drive, San Jose, CA, 95112-4211, Attention: Investor Relations, +1 (408) 392-8480.

PARTICIPANTS IN SOLICITATION

CSR and its directors and executive officers, SiRF and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from SiRF’s stockholders with respect to the proposed merger. Information about CSR’s directors and executive officers is set forth in CSR’s annual report for the fiscal year ended December 31, 2007 and available on its website at (http://www.CSR.com/home.php). None of CSR’s directors and executive officers holds any direct or indirect interests in SiRF. Information about SiRF’s directors and executive officers and their ownership of SiRF’s common stock is set forth in SiRF's annual report on Form 10-K for the fiscal year ended December 31, 2007 and SiRF's revised proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on Schedule 14A on July 3, 2008. Stockholders may obtain additional information regarding the interests of SiRF and its directors and executive officers and CSR and its directors and executive officers in the proposed merger, which may be different than those of SiRF’s stockholders generally, by reading the proxy statement/prospectus and other relevant documents regarding the proposed merger, when filed with the SEC.